Exhibit 99.1

Former President of Alibaba Group’s Youku Business under Police Investigation

Alibaba Group has today named Luyuan FAN as president of Youku, its online video platform business.  Mr. Fan replaces Weidong YANG, who is under police investigation in China for alleged acceptance of improper payments.  Mr. Yang was arrested by police on December 3.  Alibaba Group is cooperating fully with the investigation.

In November, Mr. Fan had previously replaced Mr. Yang as rotating president of Alibaba Group’s digital media and entertainment business, which includes Youku and other businesses.

Alibaba Group is committed to the highest standards of business conduct in our relationships with each of our stakeholders, including our customers, business partners and shareholders.  We require all employees to conduct our business in accordance with all applicable laws and regulations and in accordance with the Alibaba Group Code of Business Conduct.  We do not tolerate any form of unethical or unlawful conduct.

December 4, 2018